FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1

Name and Address of Company:

JED Oil Inc.

2600, 500 – 4th Avenue S.W.

Calgary, Alberta

T2P 2V6

ITEM 2

Date of Material Change:

The material changes occurred on (a) August 11, 2005, (b) May 13, 2005, and  (c) June 30, 2005.

ITEM 3

News Release:

A news release was issued on August 16, 2005 via Business wire (including CNN Matthews).

ITEM 4

Summary of Material Change:

(a)

JED Oil Inc. ("JED") announced that its Board of Directors has approved a 3 for 2 stock split.  The record date for the shareholders' meeting to approve the stock split is August 28, 2005 with the meeting to be held on September 28, 2005.

(b)

 JED further announced that Ken Pyo has joined the company as Senior Vice President of Engineering.

(c)

JED also announced that Don Ashton and Tom Dirks have resigned as officers of JED.

ITEM 5

Full Description of Material Change:

(a)

JED announced that its Board of Directors has approved a 3 for 2 stock split.  The record date for the shareholders' meeting to approve the stock split is August 28, 2005 with the meeting to be held on September 28, 2005.  The 3 for 2 stock split was taken by JED's board to increase the number of shares outstanding and expect to broaden the ownership of JED's shares by enhancing liquidity.  After the 3 for 2 stock split, there will be approximately 14,565,000 shares of common stock outstanding.

(b)

JED further announced that Ken Pyo has joined the company as Senior Vice President of Engineering.  Mr. Pyo has over 28 years experience in the oil and gas industry.  Prior to joining JED, Mr. Pyo was Reservoir Engineering Manager at a senior independent oil and gas producer.

(c)

JED also announced that Don Ashton and Tom Dirks have resigned as officers.  Mr. Ashton, previously the Vice President of Operations will remain with the Company as an operations consultant.

JED also provided information with respect to its financial results for the six months and three months ended June 30, 2005 in its August 16, 2005 press release.

Complete details are available at www.sedar.com.

ITEM 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7

Omitted Information:

Not applicable.

ITEM 8

Executive Officers:

Reg Greenslade, Chairman and Bruce Stewart, CFO are knowledgeable about the material change set forth herein and can be reached at (403) 537-3250 (telephone).

ITEM 9

Date of Report:

August 19, 2005.

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